Exhibit 99.4

NICE Announces Interactions International 2025, Accelerating Global Customer
Service Automation Adoption – Featuring Sir Tim Berners-Lee, Jonny Wilkinson
and the Kaiser Chiefs

During the event in London attendees will hear how leading broadband provider TalkTalk is leveraging CXone
Mpower to drive impactful business outcomes

Hoboken, N.J., May 19, 2025 – NICE (Nasdaq: NICE) is excited to announce Interactions International 2025, the premier customer experience (CX) event of the year, taking place July 1-2, 2025, at Allianz Stadium in Twickenham, London. This two-day conference will unite 1,000 industry leaders, customer experience (CX) professionals, experts and partners to explore the AI-powered innovations shaping the future of customer service.

To register for Interactions International 2025, or to learn more click here.

As AI and automation continue to transform customer service, Interactions International 2025 will be the ultimate destination to explore NICE’s most advanced innovations in AI-driven orchestration, customer service automation, and agentic workforce augmentation. Across two action-packed days, attendees can experience the future of customer service with 25+ interactive demos—including the game-changing CXone Mpower Orchestrator—as well as share best practices, exchange ideas, and seize this career-defining AI opportunity.

This year’s event boasts an exceptional lineup of speakers, including Sir Tim Berners-Lee, inventor of the World Wide Web and one of TIME magazine’s “100 Most Important People of the 20th Century”, as well as former rugby legend and World Cup hero, Jonny Wilkinson. Attendees will also hear from TalkTalk, a NICE CXone Mpower customer driving real business value, along with visionary keynotes from NICE CEO Scott Russell and NICE President CX Barry Cooper as they unveil the next chapter of AI-powered customer service.

Kicking off on July 1, the event begins with hands-on EDU Training sessions to help NICE users unlock the full potential of AI and automation to uncover immediate results. Attendees can also dive into dynamic breakout sessions across four focused tracks, offering practical insights on implementing and scaling AI-driven CX strategies. Learn directly from top brands like Openreach, DPG Media, SSE Airtricity, Halfords, and many more. The conference will close with a legendary “Party-on-the-Pitch”, featuring a live performance by the Kaiser Chiefs.

Darren Rushworth, President, NICE International, will deliver the opening keynote address at the conference. “Our commitment to AI-powered innovation has never been stronger. At Interactions International 2025, we will present groundbreaking advancements that empower organizations across EMEA and APAC to deliver proactive, personalized and automated customer service experiences at scale – and seize the once-in-a-career opportunity ahead of them.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.